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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

St. Joseph Capital Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
790595102
(CUSIP Number)
Old National Bancorp
One Main Street, Evansville, Indiana 47708
Authorized Representative:
Jeffrey L. Knight, Executive Vice President, Corporate Secretary and Chief Legal Counsel
(812) 464-1294
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	790595102

1	NAMES OF REPORTING PERSONS: Old National Bancorp

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	35-1539838

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Indiana

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		213,115

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	213,115

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEMS 1 THROUGH 7 OF STATEMENT ON SCHEDULE 13D
FILED BY
OLD NATIONAL BANCORP
Introductory Statement
This Schedule 13D relates to the previously reported and announced acquisition by Old National Bancorp (“Old National”) of certain rights with respect to the voting of certain shares of Common Stock, $0.01 par value (“St. Joseph Common”) of St. Joseph Capital Corporation (“St. Joseph”) in connection with the previously reported and announced agreement for the acquisition of St. Joseph by Old National.
As previously reported in its current report on Form 8-K filed October 23, 2006, Old National and St. Joseph entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) on October 21, 2006. The Merger Agreement provides that Old National will acquire all of the outstanding shares of St. Joseph through a merger of an acquisition subsidiary of Old National into St. Joseph (the “Merger”). The Merger Agreement also provides that St. Joseph’s banking subsidiary, St. Joseph Capital Bank, will merge with and into Old National’s banking subsidiary, Old National Bank, with Old National Bank being the surviving corporation. Pursuant to the terms and conditions of such Merger Agreement (including without limitation the approval of the Merger by the holders of St. Joseph Common and by regulatory agencies), each issued and outstanding share of St. Joseph Common will be converted into the right to receive $40.00 in cash.
In connection with the Merger Agreement, those directors of St. Joseph who owned St. Joseph Common executed and delivered on October 21, 2006, a voting agreement (the “Voting Agreement”) by which they agreed with Old National to vote their personal shares in favor of the Merger Agreement and the Merger at the St. Joseph stockholders meeting and agreed with Old National not to transfer their personal shares prior to closing of the Merger.
The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the respective agreements filed as exhibits hereto, each of which is incorporated into this report by reference.
ITEM 1. SECURITY AND ISSUER.
The class of equity securities to which this Schedule 13D relates is St. Joseph Common, which has been issued by St. Joseph (both terms as defined by the above Introductory Statement). St. Joseph is a Delaware corporation. St. Joseph is also sometimes referred to in this Schedule 13D as the “Issuer.” The Issuer’s principal executive offices are located at 3820 Edison Lakes Parkway, Mishawaka Indiana 46545.
ITEM 2. IDENTITY AND BACKGROUND.
This Schedule 13D is being filed by Old National (as defined by the above Introductory Statement). Old National is an Indiana corporation. Old National is also sometimes referred to in this Schedule 13D as the “Reporting Person.” The principal executive offices of Old National are located at One Main Street, Evansville, Indiana 47708.
Information concerning the names, and the principal occupations or employments, of the directors and executive officers of Old National, and the names, principal businesses, and addresses of any corporations or other organizations in which such employments are conducted, is attached hereto as Exhibit 3 and incorporated herein by reference. The business address of each such person, in respect of the business of Old National is the same as the address of the principal executive offices of Old National identified above in this Item 2.
Neither Old National nor, to the best of Old National’s knowledge, any of its directors or executive officers have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Neither Old National nor, to the best of Old National’s knowledge, any of its directors or executive officers have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.
Each of the directors and executive officers of Old National is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The acquisition described by this Schedule 13D is the acquisition of certain voting rights by Old National with respect to an aggregate of 213,115 shares of St. Joseph Common pursuant to the Voting Agreement. With respect to such acquisition of voting rights, Old National did not pay any funds or provide any other consideration to the stockholders of St. Joseph, other than the consideration represented by Old National’s agreement to execute and deliver to St. Joseph the Merger Agreement.
ITEM 4. PURPOSE OF TRANSACTION.
The information set forth in the Introductory Statement (above) is incorporated herein by reference. Old National’s purpose in seeking its rights under the Voting Agreement was to facilitate the completion of the Merger pursuant to the Merger Agreement. Other than as set forth in the Merger Agreement and the Voting Agreement, which are incorporated by reference from Exhibits 1 and 2, Old National has no plans or proposals that relate to or would result in the transactions or effects described by Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
The information set forth in the Introductory Statement (above) is incorporated herein by reference.

(a)	Based on the information provided on Appendix A to the Voting Agreement by the stockholders of St. Joseph who are party thereto, Old National may (by reason of its rights under the Voting Agreement) be deemed to beneficially own an aggregate of 213,115 shares of St. Joseph Common, representing 11.8 percent of the shares of St. Joseph Common outstanding as of October 21, 2006. To the best of Old National’s knowledge, no executive officer or director of Old National beneficially owns any St. Joseph Common.
(b)	Old National has certain contractual rights under the Voting Agreement (exercisable through the date of the closing of the Merger or the termination of the Merger Agreement) with respect to the voting of an aggregate of 213,115 shares of St. Joseph Common, which shares may be deemed to be beneficially owned by the following persons in the following amounts:

John W. Rosenthal	26,274
Brian R. Brady	14,150
David A. Eckrich	21,745
Jeffrey V. Hammes	47,049
Michael R. Leep, Sr.	32,150
Todd B. Martin	2,650
Jack K. Matthys	25,000
Arthur H. McElwee, Jr.	15,871
Myron C. Noble	25,000
Ben F. Ziolkowski	3,226

TOTAL	213,115
In general, Old National has the contractual right to direct that each stockholder of St. Joseph who is party to the Voting Agreement (named above) vote (or, in the case of shares as to which such stockholder does not have complete voting power, use his best efforts to cause such shares to be voted) the number of shares of St. Joseph Common indicated opposite his name (i) in favor of the Merger and the Merger Agreement at any meeting of stockholders of St. Joseph called to consider such matters, and (ii) against certain competing proposals that could be presented for stockholder action during the term of the Voting Agreement. Accordingly, although Old National has the sole right to enforce Old National’s rights under the Voting Agreement, Old National may be deemed to share voting power over the 213,115 shares of St. Joseph Common that are the subject of the Voting Agreement with the individuals who are party to the Voting Agreement, and with others with whom such individuals may share voting power.

The Voting Agreement also includes the agreements of the stockholders of St. Joseph named above not to transfer their personal shares prior to closing of the Merger or the termination of the Merger Agreement.

Old National disclaims that it is acting as a group with any of the above stockholders of St. Joseph, in relation to the voting of their shares of St. Joseph Common or otherwise.

Each of the above stockholders of St. Joseph who is a party to the Voting Agreement is a member of the Board of Directors of St. Joseph; however, pursuant to the Voting Agreement, each such stockholder is only bound by the Voting Agreement in his capacity as a stockholder and the Voting Agreement provides that nothing in the Voting Agreement limits or affects any action taken or omitted to be taken by such a stockholder in his capacity as an executive officer and/or director of St. Joseph, including any action in the discharge of his fiduciary duties. The business address of each such person, in respect of the business of St. Joseph, is the same as the address of the principal executive offices of St. Joseph identified in Item 1 above. Information concerning the principal occupations or employments of such stockholders, and the names and principal businesses of any corporations or other organizations in which such employments are conducted, based on the information as to such matters that was included in St. Joseph’s proxy statement for its annual meeting held May 25, 2006, is attached hereto as Exhibit 4, and incorporated herein by reference. To the best of Old National’s information and belief, none of such persons (a) has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

(c)	Neither Old National nor, to the best of Old National’s knowledge, any of its directors or executive officers have effected any transaction in the Issuer’s securities in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except for the Merger Agreement and the Voting Agreement, which are described in the Introductory Statement and are filed as Exhibits 1 and 2 to this Statement (which descriptions and Exhibits are incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Statement, or between such persons and any other person, with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number	Description

1	Agreement and Plan of Merger dated as of October 21, 2006 by and among Old National Bancorp, St. Joseph Capital Corporation and SMS Subsidiary, Inc. (excluding schedules and exhibits).

2	Voting Agreement dated as of October 21, 2006, between Old National Bancorp and certain directors of St. Joseph Capital Corporation identified therein.

3.	Information Concerning Directors and Executive Officers of Old National Bancorp

4.	Information Concerning Directors of St. Joseph Capital Corporation (excerpted from proxy statement of St. Joseph Capital Corporation for its annual meeting held May 25, 2006) Who Are Parties to the Voting Agreement

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLD NATIONAL BANCORP (Reporting Person)
By:	/s/ Jeffrey L. Knight
Jeffrey L. Knight
Executive Vice President, Corporate Secretary and Chief Legal Counsel

Date: October 31, 2006